UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LILIS ENERGY, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

532403102
(CUSIP Number)

United States of America
Tel. No.: (646) 307-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS G. TYLER RUNNELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,331,571
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,331,571
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,571 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	(i) 100,000 shares subject to future vesting held by the Runnels Family Trust DTD 1-11-2000 (the “Runnels Family Trust”), of which Mr. Runnels, with Jasmine N. Runnels, is trustee, received by Mr. Runnels as non-employee director compensation, (ii) 157,565 shares held by the Runnels Family Trust issued in connection with interest payment on the Company’s Debentures, (iii) 316,667 stock options currently vested held by the Runnels Family Trust received by Mr. Runnels as non-employee director compensation (iv) 866,414 shares held by the Runnels Family Trust, (v) 906,610 shares held by T.R. Winston & Company, LLC (“TR Winston”), of which Mr. Runnels is the majority owner (vi) 122,991 shares held by High Tide, LLC (“High Tide”), of which Mr. Runnels is the manager, (vii) 4,025 shares held by Pangaea Partners, LLC, of which Mr. Runnels is the manager, (viii) 5,250 shares of TRW Capital Management, LLC, of which Mr. Runnels is the chairman, (ix) 575,795 shares held by Golden Tiger, LLC, of which Mr. Runnels is the manager, (x) 25 shares held by Mr. Runnels through SEP IRA Pershing LLC Custodian, (xi) 15,000 shares held by Mr. Runnels through G. Tyler Runnels 401k (xii) 353,538 shares issued to Mr. Runnels and acquired by the Runnels Family Trust in connection with the payment of non-employee director fees and (xiii) the transfer of 112,309 shares to certain accredited investors for services rendered in connection with an investment banking agreement. Does not include (i) shares issuable to the Runnels Family Trust upon (a) conversion of outstanding debentures (427,164), (b) conversion of outstanding preferred stock (103,734), and (c) exercise of outstanding warrants (156,033 shares), (ii) shares issuable to TR Winston upon (a) conversion of outstanding preferred stock and (b) exercise of outstanding warrants (1,525,699 shares), (iii) 16,666 shares issuable to High Tide, LLC upon exercise of outstanding warrants and (iv) 133,333 stock options subject to future vesting granted as non-employee director compensation.

(2)	Percentage based upon 27,858,255 outstanding shares of Common Stock, calculated based on the as reported outstanding share amount of 27,542,466 as of November 19, 2015, on the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on November 23, 2015, plus the increase attributed to the issuance of 315,789 shares of Common Stock issued to the Reporting Person since then, in connection with his annual non-employee director compensation.

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Item 1. Security and Issuer

The name of the issuer is Lilis Energy, Inc., Inc. (f/k/a Recovery Energy, Inc. (the “Issuer”). The address of the Issuer's principal office is 260 16th St., Suite #1350, Denver, CO 80202, United States of America. This Schedule 13D/A relates to the Issuer's Common Stock, par value $0.0001 (the “Shares”).

Item 2. Identity and Background

(a), (f)	This statement on Schedule 13D/A is being filed by G. Tyler Runnels (the “Reporting Person”), who is a United States citizen.”

(b)	The Reporting Person’s residence or place of business is:

2049 Century Park East, Suite 320, Los Angeles, CA 90067

(c)	Mr. Runnels serves as the Chairman and CEO of T.R. Winston & Company, LLC. The address of T.R. Winston & Company, LLC is 2049 Century Park East, Suite 320, Los Angeles, CA 90067, United States of America.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Shares were disposed of in connection with a transfer to certain accredited investors for services rendered on May 29, 2015 and awarded by the Issuer as a result of the payment of non-employee director compensation.

Item 4. Purpose of Transaction

The Reporting Person has acquired a total of 353,538 Shares of the Issuer as compensation for his service on the Issuer’s Board of Directors. The Reporting Person has also disposed of 112,309 Shares of the Issuer as a transfer to certain accredited investors for services rendered in connection with an investment banking agreement. The Reporting Person evaluates his respective investments in the Shares on a continual basis.

Reporting Person from time to time intends to continue to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person may take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

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The Reporting Person reserves the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 3,331,571 Shares, constituting 11.8% of the Shares.

(b)	The Reporting Person (i) has the sole power to vote or direct the vote of 3,331,571 Shares; (ii) has the shared power to vote or direct the vote of 0 Shares; (iii) has the sole power to dispose or direct the disposition of 3,331,571 Shares; and (iv) has the shared power to dispose or direct the disposition of 0 Shares.

(c)	The Reporting Person has engaged in any other transactions in the Issuer’s Common Stock during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2015
(Date)

By:	/s/ G. Tyler Runnels
Name:	G. Tyler Runnels

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